Exhibit 99.3

Santiago, July 28, 2009

Mr.

Guillermo Larraín Ríos

Superintendent

Superintendence of Securities and Insurance

Present

Re: Material Fact – Distribution of Interim Dividends.

To whom it may concern:

In compliance with current regulations, and specifically Circular No. 660 of the Superintendence of Securities and Insurance, I hereby inform you that at its Ordinary Meeting held on July 28, 2009, the Board of Directors of Lan Airlines S.A. agreed to distribute interim dividends for an aggregate amount of US$ 0.10219 per share to be charged to the profits for the 2009 fiscal year, which shall be paid beginning on August 20, 2009, to all holders of record as of the fifth business day prior to such date.

Sincerely,

/s/ Cristián Toro Cañas

Cristián Toro Cañas

Legal Vicepresident

LAN AIRLINES S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica de Chile